Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

Subject to Completion Preliminary Term Sheet dated April 28, 2011 Units Pricing Date* May , 2011 Capped Leveraged Index Return Notes® Settlement Date* June , 2011 Linked to the Russell 2000® Index, Maturity Date* May , 2013 due May , 2013 CUSIP No. $10 principal amount per unit Term Sheet No. Barclays Bank PLC Capped Leveraged Index Return Notes® 200% leveraged upside exposure to increases in the level of the Russell 2000® Index (the “Index”), subject to a cap of 19% to 23% 1-to-1 downside exposure to decreases in the level of the Index in excess of the Threshold Value, with up to 90% of the principal amount at risk A maturity of approximately two years Payment of the Redemption Amount at maturity is subject to the credit risk of Barclays Bank PLC No periodic interest payments No listing on any securities exchange LIRNs are senior unsecured debt securities and are not deposit liabilities of Barclays Bank PLC. LIRNs are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction. Market Downside Protection Enhanced Income Market Access Enhanced Return Enhanced Return The LIRNs are being offered by Barclays Bank PLC (“Barclays”). The LIRNs will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the LIRNs involves a number of risks. There are important differences between the LIRNs and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page S-10 of product supplement LIRN-1. LIRNs: Are Not FDIC Insured Are Not Bank Guaranteed May Lose Value In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account. None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Per Unit Total Public offering price (1) $10.00 $ Underwriting discount (1) $ 0.20 $ Proceeds, before expenses, to Barclays Bank PLC $ 9.80 $ (1) The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.80 per unit and $0.00 per unit, respectively. *Depending on the date the LIRNs are priced for initial sale to the public (the “pricing date”), any reference in this term sheet to the month in which the pricing date, the settlement date, or the maturity date will occur is subject to change. Merrill Lynch & Co. May , 2011 BARCLAYS

Capped Leveraged Index Return Notes®
Linked to the Russell 2000® Index, due May , 2013
Enhanced Return

Summary

The Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due May , 2013 (the "LIRNs") are our senior unsecured debt securities. **The LIRNs are not guaranteed or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom, or any other jurisdiction, or secured by collateral. The LIRNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the LIRNs, including any repayment of principal, will be subject to the credit risk of Barclays.** The LIRNs provide a leveraged return for investors, subject to a cap, if the level of the Russell 2000® Index (the "Index") increases moderately from the Starting Value of the Index, determined on the pricing date, to the Ending Value of the Index, determined during the Maturity Valuation Period. Investors must be willing to forgo interest payments on the LIRNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to Barclays.

Terms of the LIRNs

Issuer:	Barclays Bank PLC ("Barclays")
Original Offering Price:	$10 per unit
Term:	Approximately two years
Market Measure:	The Russell 2000® Index (Bloomberg symbol: "RTY")
Starting Value:	The closing level of the Index on the pricing date. The Starting Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the LIRNs.
Ending Value:	The average of the closing levels of the Index on each scheduled calculation day during the Maturity Valuation Period. If it is determined that a scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled calculation day, the Ending Value will be determined as more fully described beginning on page S-24 of product supplement LIRN-1.
Threshold Value:	90% of the Starting Value, rounded to two decimal places
Capped Value:	$11.90 to $12.30 per unit of the LIRNs, which represents a return of 19% to 23% over the Original Offering Price. The actual Capped Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the LIRNs.
Participation Rate:	200%
Downside Leverage Factor:	100%
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date, determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the LIRNs.
Joint Calculation Agents:	Barclays and MLPF&S

Determining the Redemption Amount for the LIRNs

On the maturity date, you will receive a cash payment per unit (the "Redemption Amount") calculated as follows:

Is the Ending Value greater than the Starting Value?

Yes → You will receive per unit:

$$\$10 + \left[\$10 \times \text{Participation Rate} \times \left(\frac{\text{Ending Value} - \text{Starting Value}}{\text{Starting Value}}\right)\right]$$

not to exceed the Capped Value.

No ↓

Is the Ending Value equal to or greater than the Threshold Value?

Yes → You will receive per unit: $10

No ↓

$$\$10 - \left[\$10 \times \left(\frac{\text{Threshold Value} - \text{Ending Value}}{\text{Starting Value}}\right) \times \text{Downside Leverage Factor}\right]$$

In this case, you will receive a payment that is less, and possibly significantly less, than the Original Offering Price per unit.

Capped Leveraged Index Return Notes®
TS-2

Capped Leveraged Index Return Notes®
Linked to the Russell 2000® Index, due May , 2013

Enhanced Return

Hypothetical Payout Profile


Capped Leveraged Index Return Notes®
LIRNs Return at Maturity
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
Market Measure Movement

This graph reflects the **hypothetical** returns on the LIRNs at maturity, based upon the Participation Rate of 200%, a Threshold Value equal to 90% of the Starting Value, and a **hypothetical** Capped Value of $12.10 (a 21% return), the midpoint of the Capped Value range of $11.90 to $12.30. The green line reflects the **hypothetical** returns on the LIRNs, while the dotted grey line reflects the return of a **hypothetical** direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value, Threshold Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are four examples of **hypothetical** Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 200%, the Downside Leverage Factor of 100%, a **hypothetical** Starting Value of 834.98 (the closing level of the Index on April 15, 2011), a **hypothetical** Threshold Value of 751.48, and a **hypothetical** Capped Value of $12.10 per unit, the midpoint of the Capped Value range of $11.90 to $12.30.

Example 1 — The **hypothetical** Ending Value is 70% of the **hypothetical** Starting Value and is less than the **hypothetical** Threshold Value:

Hypothetical Starting Value: 834.98
Hypothetical Ending Value: 584.49
Hypothetical Threshold Value: 751.48

$$\$10-\left[\$10\times\left(\frac{751.48-584.49}{834.98}\right)\times100\%\right]=\$8.00$$

Hypothetical Redemption Amount (per unit) = $8.00

Example 2 — The **hypothetical** Ending Value is 95% of the **hypothetical** Starting Value and is greater than the **hypothetical** Threshold Value:

Hypothetical Starting Value: 834.98
Hypothetical Ending Value: 793.23
Hypothetical Threshold Value: 751.48

Hypothetical Redemption Amount (per unit) = $10.00

If the Ending Value is less than or equal to the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount will equal the Original Offering Price.

Example 3 — The **hypothetical** Ending Value is 104% of the **hypothetical** Starting Value:

Hypothetical Starting Value: 834.98
Hypothetical Ending Value: 868.38

$$\$10+\left[\$10\times200\%\times\left(\frac{868.38-834.98}{834.98}\right)\right]=\$10.80$$

Hypothetical Redemption Amount (per unit) = $10.80

Example 4 — The **hypothetical** Ending Value is 150% of the **hypothetical** Starting Value:

Hypothetical Starting Value: 834.98
Hypothetical Ending Value: 1,252.47

$$\$10+\left[\$10\times200\%\times\left(\frac{1,252.47-834.98}{834.98}\right)\right]=\$20.00$$

Hypothetical Redemption Amount (per unit) = $12.10 (*The Redemption Amount cannot be greater than the Capped Value.*)

Capped Leveraged Index Return Notes® TS-3

Capped Leveraged Index Return Notes®
Linked to the Russell 2000® Index, due May , 2013

Enhanced Return

The following table illustrates, for a **hypothetical** Starting Value of 834.98 (the closing level of the Index on April 15, 2011), a Threshold Value of 751.48 (90% of the **hypothetical** Starting Value rounded to two decimal places), and a range of **hypothetical** Ending Values of the Index:

- the percentage change from the **hypothetical** Starting Value to the **hypothetical** Ending Value;
- the **hypothetical** Redemption Amount per unit of the LIRNs (rounded to two decimal places); and
- the **hypothetical** total rate of return to holders of the LIRNs.

The table below is based on the Participation Rate of 200%, the Downside Leverage Factor of 100%, and a **hypothetical** Capped Value of $12.10 (per unit), the midpoint of the Capped Value range of $11.90 to $12.30. The following examples do not take into account any tax consequences from investing in the LIRNs.

Hypothetical Ending Value (1)	Percentage Change From the Hypothetical Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the LIRNs
417.49	-50.00%	6.00	-40.00%
500.99	-40.00%	7.00	-30.00%
584.49	-30.00%	8.00	-20.00%
667.98	-20.00%	9.00	-10.00%
751.48(2)	-10.00%	10.00	0.00%
801.58	-4.00%	10.00	0.00%
818.28	-2.00%	10.00	0.00%
834.98(3)	0.00%	10.00	0.00%
851.68	2.00%	10.40	4.00%
868.38	4.00%	10.80	8.00%
918.48	10.00%	12.00	20.00%
1,001.98	20.00%	12.10(4)	21.00%
1,085.47	30.00%	12.10	21.00%
1,168.97	40.00%	12.10	21.00%
1,252.47	50.00%	12.10	21.00%

(1) The Index is a price return index. Accordingly, the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly.

(2) This is the **hypothetical** Threshold Value. The actual Threshold Value will be determined on the pricing date based on the actual Starting Value and will be set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

(3) This is the **hypothetical** Starting Value, which was the closing level of the Index on April 15, 2011. The actual Starting Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

(4) The **hypothetical** Redemption Amount per unit of the LIRNs cannot exceed the **hypothetical** Capped Value of $12.10 (the midpoint of the Capped Value range of $11.90 to $12.30). The actual Capped Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the LIRNs.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, Threshold Value, and the term of your investment.

Capped Leveraged Index Return Notes® TS-4

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due May , 2013 Risk Factors There are important differences between the LIRNs and a conventional debt security. An investment in the LIRNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the LIRNs in the “Risk Factors” sections beginning on page S-10 of product supplement LIRN-1 and page S-5 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs. Your investment may result in a loss; there is no guaranteed return of principal. Your yield may be less than the yield on a conventional debt security of comparable maturity. Your investment return, if any, is limited to the return represented by the Capped Value. Your investment return, if any, may be less than a comparable investment directly in the stocks included in the Index. Payments on the LIRNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the LIRNs. You must rely on your own evaluation of the merits of an investment linked to the Index. The costs of developing, hedging, and distributing the LIRNs are reflected in the Original Offering Price, and will not be reflected in secondary market prices. A trading market is not expected to develop for the LIRNs. We, MLPF&S, and our respective affiliates are not obligated to make a market for, or to repurchase, the LIRNs. The Redemption Amount will not be affected by all developments relating to the Index. Frank Russell Company (“Russell”) may adjust the Index in a way that affects its level, and Russell has no obligation to consider your interests. You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions of the issuers of those securities. While we, MLPF&S, and our respective affiliates may from time to time own shares of companies included in the Index, we, MLPF&S, and our respective affiliates do not control any company included in the Index, and are not responsible for any disclosure made by any other company. If you attempt to sell the LIRNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price. Purchases and sales by us, MLPF&S, and our respective affiliates of shares of companies included in the Index may affect your return. Our trading and hedging activities, and those of MLPF&S, may create conflicts of interest with you. Our hedging activities, and those of MLPF&S, may affect your return on the LIRNs and their market value. Our business activities and those of MLPF&S relating to the companies represented by the Index may create conflicts of interest with you. There may be potential conflicts of interest involving the calculation agent. We may appoint and remove the calculation agent. The U.S. federal income tax consequences of the LIRNs are uncertain, and may be adverse to a holder of the LIRNs. See “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-1.Capped Leveraged Index Return Notes® TS-5

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due May , 2013 Investor Considerations You may wish to consider an investment in the LIRNs if: The LIRNs may not be an appropriate investment for you if: You anticipate that the level of the Index will increase moderately from the Starting Value to the Ending Value. You accept that your investment will result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to an Ending Value that is less than the Threshold Value. You accept that the return on the LIRNs will not exceed the return represented by the Capped Value. You are willing to forgo interest payments on the LIRNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities. You seek exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index. You are willing to accept that a trading market is not expected to develop for the LIRNs. You understand that secondary market prices for the LIRNs, if any, will be affected by various factors, including our actual and perceived creditworthiness. You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the LIRNs. You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value or that the level of the Index will not increase sufficiently over the term of the LIRNs to provide you with your desired return. You seek 100% principal protection or preservation of capital. You seek a return on your investment that will not be capped at the return represented by the Capped Value. You seek interest payments or other current income on your investment. You want to receive dividends or other distributions paid on the stocks included in the Index. You seek assurances that there will be a liquid market if and when you want to sell the LIRNs prior to maturity. You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the LIRNs. Other Provisions We may deliver the LIRNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the LIRNs occurs more than three business days from the pricing date, purchasers who wish to trade the LIRNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. If you place an order to purchase the LIRNs, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account. Supplement to the Plan of Distribution; Conflicts of Interest MLPF&S will participate as selling agent in the distribution of the LIRNs. Under our distribution agreement with MLPF&S, MLPF&S will purchase the LIRNs from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will not receive an underwriting discount for LIRNs sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. In the original offering of the LIRNs, the LIRNs will be sold in minimum investment amounts of 100 units. MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the LIRNs, but is not obligated to engage in such secondary market transactions and/or market-making transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the LIRNs that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale. Capped Leveraged Index Return Notes® TS-6

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due May , 2013 The Index All disclosures contained in this term sheet regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Russell. Russell, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of Russell discontinuing publication of the Index are discussed in the section entitled “Description of LIRNs— Discontinuance of a Market Measure” beginning on page S-30 of product supplement LIRN-1. None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index. The Index was developed by Russell and is calculated, maintained and published by Russell. The Index is reported by Bloomberg under the ticker symbol “RTY”. The Index is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index (the “Russell 3000”), it consists of approximately 2,000 of the smallest companies (based on a combination of their market capitalization and the current index membership) included in the Russell 3000 and represented, as of March 31, 2011, approximately 10% of the total market capitalization of the Russell 3000. The Russell 3000, in turn, comprises the 3,000 largest U.S. companies as measured by total market capitalization, which together represented, as of March 31, 2011, approximately 98% of the investable U.S. equity market. Selection of stocks underlying the Index Security inclusion criteria Below are the requirements to be eligible for inclusion in the Russell 3000, and, consequently, the Index: • U.S. company. All companies eligible for inclusion in the Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and company stock trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible for this purpose), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange as defined by a two-year average daily dollar trading volume (“ADDTV”) from all exchanges within a country. After the HCIs are defined, the next step in the country assignment involves an analysis of assets by location. Russell cross-compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary location of the company’s revenues to cross-compare with the three HCIs and assign a country in a similar manner. Beginning in 2011, Russell will use the average of two years of assets or revenues data, in order to reduce potential turnover. Assets and revenues data are retrieved from each company’s annual report as of the last trading day in May. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned. • Trading requirements. All securities eligible for inclusion in the Russell 3000 must trade on a major U.S. exchange. Bulletin Board, pink-sheet or over-the-counter traded securities are not eligible for inclusion. • Minimum closing price. Stock must trade at or above US$1.00 on their primary exchange on the last trading day in May to be considered eligible for inclusion in the Russell 3000 during annual reconstitution or during initial public offering (IPO) eligibility. If a stock’s closing price is less than US$1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than US$1.00. Nonetheless, a stock’s closing price (on its primary exchange) on the last trading day in May will be used to calculate market capitalization and index membership. Initial public offerings are added each quarter and must have a closing price at or above US$1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above US$1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above US$1.00 on another major U.S. exchange, that stock will be eligible for inclusion, but the lowest price from a non-primary exchange will be used to calculate market capitalization and index membership. • Minimum total market capitalization. Companies with a total market capitalization of less than US$30 million are not eligible for the Index. • Minimum available shares/float requirement. Companies with only a small portion of their shares available in the marketplace are not eligible for the Russell Indices. Companies with 5% or less will be removed from eligibility. • Company structure. Royalty trusts, limited liability companies, closed-end investment companies, blank check companies, special purpose acquisition companies (SPACs) and limited partnerships are excluded from inclusion in the Russell 3000. Business development companies (BDCs) are eligible. • Shares excluded. Preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrant rights and trust receipts are not eligible for inclusion. Capped Leveraged Index Return Notes® TS-7

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due May , 2013 • Deadline for inclusion. Stocks must be listed on the last trading day in May and Russell must have access to documentation on that date supporting the company’s eligibility for inclusion. This information includes corporate description, verification of incorporation, number of shares outstanding and other information needed to determine eligibility. IPOs will be considered for inclusion on a quarterly basis. All Russell indices, including the Index, are reconstituted annually to reflect changes in the marketplace. The companies that meet the eligibility criteria are ranked on the last trading day of May of every year based on market capitalization using data available at that time, with the reconstitution taking effect as of the first trading day following the last Friday of June of that year. If the last Friday in June is the 28th, 29th or 30th day of June, reconstitution will occur the Friday prior. Market capitalization The primary criteria used to determine the initial list of common stocks eligible for inclusion in the Russell 3000, and thus the Russell 2000, is total market capitalization, which is calculated by multiplying the total outstanding shares by the market price as of the last trading day in May for those securities being considered for the purposes of the annual reconstitution. IPO eligibility is determined each quarter. • Determining total shares outstanding. Only common stock is used to determine market capitalization for a company. Any other form of shares, including preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. • Determining price. During each annual reconstitution, the last traded price on the last trading day in May of that year from the primary exchange is used to determine market capitalization. If a security does not trade on its primary exchange, the lowest price from another major U.S. exchange is used. In the case where multiple share classes exist, the primary trading vehicle is identified and used to determine price. For new members, the common share class with the highest trading volume will be considered the primary trading vehicle, and its associated price and trading symbol will be included in the Index. Capitalization adjustments A security’s shares are adjusted to include only those shares available to the public, often referred to as “free float”. The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in all Russell indices, including the Index, by their float-adjusted market capitalization, which is calculated by multiplying the primary closing price by the available shares. The following types of shares are removed from total market capitalization to arrive at free float or available market capitalization: • Cross ownership. Shares held by another member of a Russell index are considered cross-owned and all such shares will be adjusted regardless of percentage held. • Large corporate and private holdings. Shares held by another listed company (non-member) or private individuals will be adjusted if greater than 10% of shares outstanding. Share percentage is determined either by those shares held by an individual or a group of individuals acting together. For example, officers and directors holdings would be summed together to determine if they exceed 10%. However, not included in this class are institutional holdings, including investment companies, partnerships, insurance companies, mutual funds, banks or venture capital funds. • Employee stock ownership plan shares. Corporations that have employee stock ownership plans that comprise 10% or more of the shares outstanding are adjusted. • Unlisted share classes. Classes of common stock that are not traded on a U.S. exchange are adjusted. • IPO lock-ups. Shares locked-up during an IPO are not available to the public and are thus excluded from the market value at the time the IPO enters the Russell indices. • Government holdings. Holdings listed as “government of” are considered unavailable and will be removed entirely from available shares. Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%. Any holding by a government pension fund is considered institutional holdings and will not be removed from available shares. Corporate actions affecting the Index Changes to all Russell U.S. indices, including the Index, are made when an action is final. • “No replacement” rule. Securities that leave the Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Index over a year may fluctuate according to corporate activity. • Mergers and acquisitions. Merger and acquisition activity results in changes to the membership and weighting of members within the Index. • Re-incorporations. Members of the Index that are re-incorporated to another country are analyzed for country assignment the following year during reconstitution, as long as they continue to trade in the U.S. Companies that re-incorporate and no longer trade in the U.S. are immediately deleted from the Index and placed in the appropriate country within the Russell Global Index. Those that re-incorporate to the U.S. during the year will be assessed during reconstitution for membership. Capped Leveraged Index Return Notes® TS-8

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due May , 2013 • Re-classifications of shares (primary vehicles). Primary vehicles will not be assessed or change outside of a reconstitution period unless the existing class ceases to exist. In the event of extenuating circumstances signaling a necessary primary vehicle change, proper notification will be made. • Rights offerings. Rights offered to shareholders are reflected in the Index the date the offer expires for nontransferable rights and on the ex-date for transferable rights. In both cases, the price is adjusted to account for the value of the right on the ex-date, and shares are increased according to the terms of the offering on that day. Rights issued in anticipation of a takeover event, or “poison pill” rights are excluded from this treatment and no price adjustment is made for their issuance or redemption. • Changes to shares outstanding. Changes to shares outstanding due to buyback (including Dutch Auctions), secondary offerings, merger activity with a non-Index member and other potential changes are updated at the end of the month (with the sole exception of June) which the change is reflected in vendor supplied updates and verified by Russell using an SEC filing. For a change in shares to occur, the cumulative change to available shares must be greater than 5%. • Spin-offs. The only additions between reconstitution dates are as a result of spin-offs, reincorporations and IPOs. Spin-off companies are added to the Index if warranted by the market capitalization of the spin-off company. • Tender offers. A company acquired as the result of a tender offer is removed when the tender offer has fully expired and it is determined the company will finalize the process with a short form merger. Shares of the acquiring company, if a member of the Index, will be increased simultaneously. • Delisting. Only companies listed on U.S. exchanges are included in the Index. Therefore, when a company is delisted from a U.S. exchange and moved to over-the-counter trading, the company is removed from the Index. • Bankruptcy and voluntary liquidations. Companies that file for Chapter 7 liquidation bankruptcy or file any other liquidation plan will be removed from the Index at the time of the filing. Companies filing for a Chapter 11 re-organization bankruptcy will remain a member of the Index, unless delisted from their primary exchange. In that case, normal delisting rules will apply. • Stock distributions. Stock distributions can take two forms: (1) a stated amount of stock distributed on the ex-date or (2) an undetermined amount of stock based on earnings and profits on a future date. In both cases, a price adjustment is made on the ex-date of the distribution. Shares are increased on the ex-date for category (1) and on the pay-date for category (2). • Dividends. Gross dividends are included in the daily total return calculation of the Index based on their ex-dates. The ex-date is used rather than the pay-date because the market place price adjustment for the dividend occurs on the ex-date. Monthly, quarterly and annual total returns are calculated by compounding the reinvestment of dividends daily. The reinvestment and compounding is at the total index level, not at the security level. Stock prices are adjusted to reflect special cash dividends on the ex-date. If a dividend is payable in stock and cash and the stock rate cannot be determined by the ex-date, the dividend is treated as cash. • Halted securities. Halted securities are not removed from the Index until the time they are actually delisted from the exchange. If a security is halted, it remains in the Index at the last traded price from the primary exchange until the time the security resumes trading or is officially delisted. Additional information on the Index is available on the following website: http://www.russell.com. No information on the website shall be deemed to be included or incorporated by reference in this term sheet. Capped Leveraged Index Return Notes® TS-9

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due May , 2013 The following graph sets forth the monthly historical performance of the Index in the period from January 2006 through March 2011. We obtained this historical data from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information from Bloomberg, L.P. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the LIRNs may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the LIRNs. On April 15, 2011, the closing level of the Index was 834.98. Before investing in the LIRNs, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods. License Agreement Barclays Bank PLC has entered into a non-exclusive license agreement with Russell whereby we, in exchange for a fee, are permitted to use the Index and its related trademarks in connection with certain securities, including the LIRNs. We are not affiliated with Russell; the only relationship between Russell and us is any licensing of the use of Russell’s indices and trademarks relating to them. The license agreement between Russell and Barclays Bank PLC provides that the following language must be set forth in the free writing prospectus: “The LIRNs are not sponsored, endorsed, sold, or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the LIRNs or any member of the public regarding the advisability of investing in securities generally or in the LIRNs particularly or the ability of the Russell 2000® Index (the “Index”) to track general stock market performance or a segment of the same. Russell’s publication of the Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Index is based. Russell’s only relationship to Barclays Bank PLC and its affiliates is the licensing of certain trademarks and trade names of Russell and of the Index which is determined, composed and calculated by Russell without regard to Barclays Bank PLC and its affiliates or the LIRNs. Russell is not responsible for and has not reviewed the LIRNs nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the LIRNs. RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE LIRNS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.” “Russell 2000® Index” and “Russell 3000® Index” are trademarks of Russell and have been licensed for use by Barclays Bank PLC. The LIRNs are not sponsored, endorsed, sold, or promoted by Russell and Russell makes no representation regarding the advisability of investing in the LIRNs.Capped Leveraged Index Return Notes® TS-10

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index, due May , 2013 Certain U.S. Federal Income Taxation Considerations Some of the tax consequences of your investment in the LIRNs are summarized below. The discussion below supplements the discussions under “U.S. Federal Income Tax Summary”, beginning on page S-35 of product supplement LIRN-1, and “Certain U.S. Federal Income Tax Considerations”, beginning on page S-120 of the Series A MTN prospectus supplement. As described in product supplement LIRN-1, this section applies to you only if you are a U.S. holder (as defined in product supplement LIRN-1) and you hold your LIRNs as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in product supplement LIRN-1 (for example, if you did not purchase your LIRNs in the initial issuance of the LIRNs). The U.S. federal income tax consequences of your investment in the LIRNs are uncertain and the Internal Revenue Service could assert that the LIRNs should be taxed in a manner that is different than described below. Pursuant to the terms of the LIRNs, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your LIRNs as a pre-paid cash-settled executory contract with respect to the Index. If your LIRNs are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your LIRNs in an amount equal to the difference between the amount you receive at such time and the amount you paid for your LIRNs. Such gain or loss should generally be long-term capital gain or loss if you have held your LIRNs for more than one year. Long-term capital gain of a noncorporate U.S. holder that is recognized in a taxable year beginning before January 1, 2013 is generally taxed at a maximum rate of 15%. Long-term capital gain of a noncorporate U.S. holder that is recognized in a taxable year beginning on or after January 1, 2013 is generally taxed at preferential rates. In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your LIRNs in the manner described above. This opinion assumes that the description of the terms of the LIRNs in this term sheet is materially correct. As discussed further in product supplement LIRN-1, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the LIRNs, possibly with retroactive effect. For a further discussion of the tax treatment of your LIRNs as well as possible alternative characterizations, please see the discussions under “U.S. Federal Income Tax Summary” in product supplement LIRN-1 and “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the Series A MTN prospectus supplement. For additional, important considerations related to tax risks associated with investing in the LIRNs, you should also examine the discussion in “Risk Factors—General Risks Relating to LIRNs—Significant aspects of the U.S. federal income tax treatment of the LIRNs are uncertain” beginning on page S-17 of product supplement LIRN-1. You should consult your tax advisor as to the possible alternative treatments in respect of the LIRNs. Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your LIRNs), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the LIRNs. Capped Leveraged Index Return Notes® TS-11

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the LIRNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The LIRNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN-1 dated September 22, 2010:

http://sec.gov/Archives/edgar/data/312070/000119312510214606/d424b3.htm

▪	Series A MTN prospectus supplement dated August 31, 2010:

http://sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

▪	Prospectus dated August 31, 2010:

http://sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 312070.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements, and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access notes may offer exposure to certain market sectors, asset classes, and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market- Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Leveraged Index Return Notes®” and “LIRNs®” are registered service marks of Bank of America Corporation, the parent corporation of MLPF&S.

Capped Leveraged Index Return Notes®	TS-12